Exhibit 99.2

BW LPG Limited – 2025 Integrated Annual Report

Singapore, 31 March 2026

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") today publishes its 2025 Integrated Annual Report and files its 2025 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission (“SEC”).

The 2025 Annual Report on Form 20-F includes the Company’s audited consolidated financial statement for the year ended 31 December 2025.

Our 2025 Integrated Annual Report which incorporates our sustainability reporting is available on the Company's website: https://www.bwlpg.com/investor/financial-reports-presentations/

In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, BW LPG confirms that the Company has filed its 2025 Annual Report on Form 20-F with the SEC.

The 2025 Annual Report on Form 20-F is available on the Company's website https://bit.ly/2025-Form-20-F and is also available on the SEC's website at www.sec.gov.

Shareholders may request a printed copy of the 2025 Annual Report on Form 20-F free of charge by email to investor.relations@bwlpg.com.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide. Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.